SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2024

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2024

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer

ambev

EARNINGS CALL

4Q24 & FY24

This presentation was prepared by Ambev S.A. ("Ambev" or "Company") for the exclusive use in the earnings conference call of the fourth quarter and full year of 2024 (4Q24 and FY24). This presentation should not be considered as a complete document and should be analyzed together with the Company's financial statements (DFP) for the year and the respective press release, both available on the U.S. Securities and Exchange Commission – SEC and the CVM website. This presentation was prepared for informational purposes only and should not be considered as a solicitation or offer to buy or sell any securities of the Company, or as advice or recommendation of any nature. This presentation is not intended to be comprehensive, or to contain all the information that Ambev's shareholders might need. No decisions on investment, disposal or any other financial decisions or actions shall be made solely on the basis of the information contained herein.

This presentation segregates the impact of organic changes from those arising from changes in scope or currency translation. Scope changes represent the impact of acquisitions and divestitures, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. Organic growth and normalized numbers are presented applying constant year-over-year exchange rates to exclude the impact of the movement of foreign exchange rates.

Unless stated, percentage changes in this press release are both organic and normalized in nature. Whenever used in this document, the term "normalized" refers to performance measures EBITDA and Operating Profit before exceptional items and share of results of joint ventures and to performance measures Profit and EPS before exceptional items adjustments. Exceptional items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as indicators of the Company's performance. Comparisons, unless otherwise stated, refer to the fourth quarter and full year of 2023 (4Q23 and FY23). Values in this release may not add up due to rounding.

CARLOS LISBOA



1993	Joined Ambev
2004	Ambev Marketing VP
2010	LAS BU President
2012	Canada BU President
2014	Global Brands Marketing VP
2016	LAS Zone President
2019	MAZ Zone President
2025	Ambev CEO



WE ARE A STRONGER COMPANY

ambev

BRANDS



DIGITAL

Zé DELIVERY

BEES

FINANCIALS

Consolidated Normalized EBITDA
BRL billion



+37.3%
21.1
29.0
2019
2024

ambev

LEADING AND SHAPING THE BEER CATEGORY IN OUR MARKETS



AMBEV CONSOLIDATED

FY24 vs LY
- **-0.9%** volumes
- **+4.6%** net revenue
- **+11.4%** EBITDA

CANADA

FY24 vs LY
- **-3.1%** volumes
- **-1.2%** net revenue
- **+4.4%** EBITDA

9% EBITDA contribution

CAC (Central America & Caribbean)

FY24 vs LY
- **+1.9%** volumes
- **+7.0%** net revenue
- **+16.5%** EBITDA

16% EBITDA contribution

BRAZIL BEER

FY24 vs LY
- **+0.6%** volumes
- **+3.2%** net revenue
- **+9.8%** EBITDA

48% EBITDA contribution

LAS (Latin America South)

FY24 vs LY
- **-10.0%** volumes
- **+6.0%** net revenue
- **+9.3%** EBITDA

19% EBITDA contribution

BRAZIL NAB

FY24 vs LY
- **+4.1%** volumes
- **+13.7%** net revenue
- **+25.7%** EBITDA

9% EBITDA contribution

Source: 2024 Full Year Financial Statements

BU Brazil Beer

ambev


Chopp
BRAHMA

FY24 VS LY (ORGANIC)

Volume: +0.6%

NR/hl*: +2.2%

EBITDA: +9.8% (margin +200 bps)

4Q24 VS LY (ORGANIC)

Volume: -3.9%

NR/hl*: +2.4%

EBITDA: +3.8% (margin +170 bps)

* Excluding non-Ambev marketplace products

BU Brazil NAB

ambev


ORIGINAL DO BRASIL
Guaraná
ANTARCTICA
zero
NOVO SABOR
350ml

FY24 VS LY (ORGANIC)

Volume: +4.1%

NR/hl: +9.2%

EBITDA: +25.7% (margin + 270 bps)

4Q24 VS LY (ORGANIC)

Volume: +0.0%

NR/hl: +11.5%

EBITDA: +26.3% (margin +340 bps)

BU LAS

ambev



FY24 VS LY (ORGANIC)

Volume: -10.0%

NR/hl*: +17.8%

EBITDA: +9.3% (margin +110 bps)

4Q24 VS LY (ORGANIC)

Volume: -6.8%

NR/hl*: +33.1%

EBITDA: +13.6% (margin -460 bps)

* Excluding non-Ambev marketplace products

* For FY24, the definition of organic revenue growth has been amended to cap the price growth in Argentina to a maximum of 2% per month (26.8% year-over-year). Corresponding adjustments were made to all income statement related items in the organic growth calculations through scope changes.

BU CAC


Presidente

FY24 VS LY (ORGANIC)

Volume: +1.9%

NR/hl*: +3.8%

EBITDA: +16.5% (margin +340 bps)

4Q24 VS LY (ORGANIC)

Volume: -0.1%

NR/hl*: +6.0%

EBITDA: +11.7% (margin +200 bps)

* Excluding non-Ambev marketplace products

BU Canada


Michelob
ULTRA
Michelob
ULTRA

FY24 VS LY (ORGANIC)

Volume: -3.1%

NR/hl*: +1.9%

EBITDA: +4.4% (margin +140 bps)

4Q24 VS LY (ORGANIC)

Volume: +4.0%

NR/hl*: +3.8%

EBITDA: +28.8% (margin +410 bps)

* Excluding non-Ambev marketplace products

GROWTH: EBITDA



Normalized EBITDA
(BRL billion)
+11.4%
(org)
21.6
22.9
23.8
25.5
29.0
2020
2021
2022
2023
2024

GROWTH: PROFIT

Normalized Profit

(BRL billion)


-2.3%
12.1
13.5
15.2
15.2
14.9
2020
2021
2022
2023
2024

Net value-added distribution

(FY24)


10.9%
8.6%
21.3%
59.2%
Taxes paid
Shareholders
Financial expenses
People

GROWTH: CASH FLOW

ambev

Cash flow from operating activities


(BRL billion)
+5.6%
18.9
22.9
20.6
24.7
26.1
2020
2021
2022
2023
2024

PROFITABILITY: MARGINS AND ROIC

Gross and EBITDA margins



53.6%
37.0%
51.1%
31.4%
49.3%
29.8%
50.7%
31.9%
51.2%
32.5%
2020
2021
2022
2023
2024
Gross margin
EBITDA margin

Return on invested capital



15.2%
20.1%
24.6%
27.9%
18.6%
2020
2021
2022
2023
2024

CASH FLOW

(BRL billion)

FY 2024


16.1
26.1
-5.5
-10.4
2.3
28.6
Cash & cash equivalents Dec'23
Operating
Investing
Financing
Exchange rate fluctuations
Cash & cash equivalents Dec'24

FY 2023


14.9
24.7
-5.8
-16.1
-1.6
16.1
Cash & cash equivalents Dec'22
Operating
Investing
Financing
Exchange rate fluctuations
Cash & cash equivalents Dec'23

CAPITAL ALLOCATION

ambev



To be returned to shareholders (approved in 2024)
(BRL billion)
3.8
6.7
2.0
12.5
IOC
Dividends
Share Buyback
Total to be returned

In addition, the Board of Directors has approved **intermediary dividends of ~R$ 2 billion** to be paid in April, 2025

2025 OUTLOOK: BRAZIL BEER

NR/hl*	Cash COGS/hl*
REVENUE MANAGEMENT A KEY PRIORITY	BRL DEPRECIATION COMMODITY PRICES

(BRL) 2024 NR/HL BREAKDOWN



408
44
+5.5%
vs LY
(25)
+9.3%
vs LY
(11)
+8.0%
vs LY
416
NR/hl FY23
Price to retailer & mix
State VAT (ICMS)
Others
NR/hl FY24

+5.5%-8.5% VS LY

* Excluding non-Ambev marketplace products


ambev
SEALS 2025

EXECUTE ALL 3 PILLARS OF OUR STRATEGY ACROSS OUR MARKETS

ambev



1
LEAD AND GROW THE CATEGORY
2
DIGITIZE AND MONETIZE OUR ECOSYSTEM
3
OPTIMIZE OUR BUSINESS

Q&A


SKOL


BRAHMA
BRAHMA
BRAHMA


Corona
Corona
Extra


Zé
DELIVERY
Zé
DELIVERY


ambev